Exhibit 99.3

HudBay Minerals Announces Third Quarter 2005 Results

Highlights during the quarter:

•
Earnings jumped 169% over 2nd quarter of 2005 to $23.4 million or EPS of $0.28
•
Sales revenue increased 7.0% over 2nd quarter of 2005 to $169.3 million
•
Total ore production advanced 0.8% over 2nd quarter of 2005 to 660,044 tonnes
•
$10.0 million exploration drilling program continues
•
Cash position of $125.9 million
•
Third quarter since acquisition of Hudson Bay Mining and Smelting Co., Limited

Highlights subsequent to end of the quarter:

•
Completed exercise of option to acquire White Pine Copper Refinery
•
Announced expected reopening of Balmat Mine in New York State with first ore early second quarter of 2006
•
Evaluation of provisions for closure and reclamation completed as described on page 12

Toronto, Ontario — November 10, 2005 — HudBay Minerals Inc. (TSX: HBM) (HudBay) earned $23.4 million or $0.28 per share in the third quarter of 2005, compared to $8.7 million or $0.11 per share in the second quarter of 2005. This marked the third full quarter of operations since the acquisition of Hudson Bay Mining and Smelting Co., Limited (HBMS) on December 21, 2004.

"Our results during the quarter were solid and we are particularly pleased with our improvements in sales revenues and net earnings," said Peter Jones, President and CEO, HudBay Minerals.

Subsequent to the end of the third quarter, HudBay announced that through its wholly owned subsidiary Hudson Bay Mining and Smelting Co., Limited (HBMS), it has exercised an option to acquire 100% ownership of White Pine Copper Refinery Inc. (White Pine), a Michigan-based copper refinery. The acquisition is expected to close in late 2005 or early 2006. The purchase price to be paid for White Pine is US$13 million, subject to certain adjustments.

HudBay also announced that through its wholly owned St. Lawrence Zinc Company, LLC (SLZ), it expects to reopen Balmat No 4 Zinc Mine in the Balmat zinc mining district of New York state.

"White Pine has processed the copper anode produced by HBMS into refined copper cathode for a number of years and this will continue after the acquisition," said Mr. Jones.

"Balmat is a readily available zinc source and will be accretive to HudBay's performance when it is expected to produce first ore early in the second quarter of 2006," he added.

Summarized Financial Results

        The following table sets out summary consolidated financial information for the Company at and for the three-month periods ("quarters") ended September 30 and June 30, as well as the nine-month periods ended September 30, 2005, and 2004:

	Three months ended			Nine months ended September 30
	Sept 30 2005	June 30 2005	Sept 30 2004(1)(2)
				2005	2004(1)(2)
	($000s except per share amounts)
Statement of operations:
Sales	169,264	158,188	—	478,977	—
Earnings (loss)	23,405	8,691	(3,281)	41,277	(7,062)
Earnings (loss) per common share(3):
Basic	$0.28	$0.11	$(0.48)	$0.51	$(1.10)
Diluted	$0.28	$0.11	na (4)	$0.51	na (4)

	As at
	Sept 30 2005	June 30 2005	Sept 30 2004
	($000s)
Balance sheet:
Cash and cash equivalents	125,880	123,967	2,951
Total assets	694,766	695,427	13,535
Working capital	195,371	190,670	146,079
Total long term debt and capital leases, excluding current portion	223,366	235,076	1,839
Shareholders' equity	214,963	189,914	9,104

(1)
Excludes results of HBMS.

(2)
Restated to give effect to change in accounting policy related to expensing of exploration costs, consistent with HBMS practice.

(3)
As of November 7, 2005, there were 84,257,012 common shares of the Company issued and outstanding, as well as 1,091,132,785 warrants (pre-consolidated at 30 warrants per one common share) exercisable for a maximum of 36,371,092 common shares. In addition, options exercisable for 1,247,378 common shares were outstanding.

(4)
The conversion of stock options and warrants to calculate fully diluted was not done for 2004 as the conversion would have been anti-dilutive.

Operational Review

Mines and Concentrators

        Production at the 777 mine for the quarter ended September 30, 2005 increased by 6.2% compared to the previous quarter, consistent with plans to ramp up production to a rate of 1.35 million tonnes per year by January 1, 2006. Compared to the second quarter of 2005, Konuto Lake mine production was down 7.9% in the third quarter as expected given the planned closure of the mine at the end of November 2005. Total production from all mines increased by 0.8% in the third quarter of

        2005 as compared to the second quarter, while copper and zinc metal content decreased by 3.5% and 6.0% respectively, primarily as a result of mining lower zinc grade areas of the Chisel North mine, and a change in the mine plan at the Trout Lake mine necessary to accommodate an area of the mine requiring rehabilitation of the ground support system.

        On a unit cost basis, total mine operating costs increased by approximately 1.6% in the third quarter of 2005 as compared to the second quarter. The increase was primarily associated with additional operating development costs at the Trout Lake and Chisel North mines that were largely offset by similar decreases in capital development.

        For the third quarter of 2005, Flin Flon concentrator throughput increased by approximately 4.6% compared to the second quarter, with the increase primarily reflecting the maintenance shutdown taken in the second quarter. Both copper head grade and recovery improved marginally in the third quarter. Zinc head grade declined in the third quarter largely as a result of the change in the Trout Lake mine plan as noted above. The lower head grade resulted in a decrease in zinc recovery in the concentrator for the quarter. Gold recovery was lower in the third quarter due to summer temperatures increasing process water temperature. Unit cost for the Flin Flon concentrator increased by approximately 2.6% in the third quarter of 2005 as compared to the second quarter, with the increase arising primarily from a non-recurring repair to a coarse ore bin.

        For the third quarter of 2005, Snow Lake concentrator throughput increased to match mine production from the Chisel North mine, and the throughput increased by approximately 5.1% compared to the second quarter. Zinc recovery reduced marginally as a result of lower zinc head grade from the mine. Unit cost for the concentrator decreased by approximately 8.6% in the third quarter of 2005 as compared to the second quarter, with the decrease resulting primarily from the additional throughput.

Metallurgical Plants

        Copper production for the third quarter of 2005 decreased by approximately 1.6% compared to the second quarter. On a unit cost basis, operating costs were approximately 8.3% higher in the third quarter of 2005 as compared to the second quarter, with the increase largely related to increased costs for heavy fuel oil.

        For the third quarter of 2005, operating costs in the zinc plant, on a total dollar basis, were approximately 2% lower than the second quarter of 2005; however, on a unit cost basis, third quarter costs increased by approximately 10% relative to the second quarter as zinc production decreased by approximately 3,400 tonnes (or 11.7%). This decrease related to planned downtime for general plant maintenance and the replacement of a cellhouse transformer, together with repair work in the oxygen plant and a period of less than full oxygen supply.

Quarterly Information

        The following table sets forth our selected consolidated financial information for each of the eight most recently completed quarters. Note that the results reflect the acquisition of HBMS as of December 21, 2004.

	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	(In $000s, except per share information)
Net Revenue	169,264	158,188	151,525	13,308	6	7	6	5
Earnings (loss)	23,405	8,691	9,181	(2,891)	(3,281)	(2,083)	(1,664)	(3,429)
Per Common Share
Basic	0.28	0.11	0.12	(0.18)	(0.48)	(0.30)	(0.29)	(0.65)
Diluted(1)	0.28	0.11	0.12	na	na	na	na	na

(1)
Based on the treasury method of calculating fully diluted shares outstanding.

Results of Operations

        With the exception of ten days in December 2004, HudBay had no production and was essentially a development stage enterprise. As such, discussion and analysis of 2005 compared to 2004 has been limited, and additionally, a comparison of results achieved in the second and third quarters of 2005 has been provided.

Quarter Ended September 30, 2005 Compared to Quarter Ended June 30, 2005

        Net income for the quarter ended September 30, 2005 was $23.4 million compared to $8.7 million for the quarter ended June 30, 2005.

        Total sales revenue for the quarter ended September 30, 2005 was $169.3 million from sales of approximately 19,800 tonnes of copper, and 29,500 tonnes of zinc which included 8,300 tonnes sold to our Zochem division for use in the production of zinc oxide. In the third quarter of 2005, Zochem had sales of approximately 10,700 tonnes of zinc oxide. Revenues for the quarter also included sales of approximately 21,800 ounces of gold, and 309,500 ounces of silver. Over the quarter, gross realized prices averaged US$1.80/lb copper, US$0.62/lb zinc, US$446/troy oz gold, and US$7.16/troy oz silver. The Canadian to US dollar exchange rate averaged Cdn $1.20 per US $1.00 for the quarter.

        Total sales for the third quarter of 2005 improved by 7.0% compared to the second quarter largely as a result of a decrease in inventory at Considar Metal Marketing ("CMM"), our joint venture marketing company, and a 14.6% improvement in copper price, which more than offset a 4,700 ounce reduction in gold sales. Approximately one-half of the gold sales decrease arose from lower output from the Flin Flon concentrator, and the balance from processing less copper concentrate from owned mines compared to purchased concentrates in the copper smelter. Additional purchased copper concentrate was treated in the third quarter as suppliers increased deliveries to HBMS in order to make up for minor shortfalls against contractual deliveries in the first and second quarters.

        Operating expenses in the third quarter of 2005, of $125.4 million, increased by approximately 9.9% compared to the second quarter of $114.1 million. This increase primarily related to a $10.8 million increase in the cost of purchased copper concentrate treated, which arose as a result of the additional volume treated, as well as a significant increase in copper price over the quarter. For the quarter ended September 30, 2005, operating costs in the mines and concentrators increased by approximately 2.8% compared to the previous quarter. This increase resulted from additional operating development activity, and was offset by a similar decrease in capital development.

        General and administrative ("G&A") expense for the quarter ended September 30, 2005 was $3.1 million compared to $4.6 million for the quarter ended June 30, 2005. Costs for the third quarter of 2005 were lower as total G&A expenses for the previous two quarters included approximately $1.6 million of non-recurring expenses.

        The previously announced program of exploration on the Company's lands in Manitoba and Saskatchewan continued during the quarter. The program provides for $10 million of planned exploration in the Flin Flon Greenstone Belt during 2005 and the first quarter of 2006, of which approximately $3.9 million has been spent as of September 30, 2005. For the nine months ended September 30, 2005, exploration expenditures of $7.7 million as shown on the income statement include $3.9 million relating to flow-through activity, $3.0 million for Balmat feasibility costs, and $0.8 million of other costs (primarily Flin Flon area non flow-through related).

        For the quarter ended September 30, 2005, the Company recorded a foreign exchange loss of $2.9 million compared to a gain of $0.4 million in the previous quarter. This relates primarily to the change in the value of the Company's cash balance which is held largely in US$ deposits, and was converted to Canadian dollars at a quarter end exchange rate of Cdn $1.16 per US $1.00, compared to a rate of Cdn $1.22 per US $1.00 for the previous quarter.

        For the quarter ended September 30, 2005, operating earnings was $19.1 million compared to $21.5 million for the three months ended June 30, 2005. The unfavourable variance of $2.4 million can be summarized broadly as follows: increased sales of $11.1 million plus miscellaneous net cost reductions of $0.7 million, offset by increased concentrate purchases of $10.9 million and non-cash foreign exchange losses of $3.3 million.

        For the quarter ended September 30, 2005, the Company recorded a foreign exchange gain on long-term debt of $11.0 million compared to a loss of $2.8 million in the previous quarter. This gain was a result of the change in US$ denominated debt as valued at month end exchange rates.

        In the quarter ended September 30, 2005, the Company recorded a $1.5 million gain on derivative instruments compared to a $1.8 million loss for the quarter ended June 30, 2005. The derivatives are forward contracts placed in conjunction with CMM fixed price sales contracts. Unexpired contracts are valued based on month end market price compared to the forward price.

        In the quarter ended September 30, 2005, the Company recorded a non-cash tax expense of $3.2 million compared to an expense of $2.7 million in the quarter ended June 30, 2005. The Company has sufficient tax pools to shelter income and does not anticipate significant cash income taxes in the foreseeable future.

        For the quarter ended September 30, 2005, net earnings was $23.4 million compared to $8.7 million for the three months ended June 30, 2005. The net $14.7 million variance can be summarized broadly as follows: increased sales of $11.1 million, foreign exchange gains $10.5 million, derivative gains $3.4 million, and miscellaneous cost reductions of $0.6 million, offset by a $10.9 million increase in concentrate purchase cost.

Quarter Ended September 30, 2005 Compared to Quarter Ended September 30, 2004

        Net income for the quarter ended September 30, 2005 was $23.4 million compared with a loss of $3.3 million for the quarter ended September 30, 2004.

        Total sales revenue for the quarter ended September 30, 2005 was $169.3 million from sales of metals produced. The Company had no metal sales in the third quarter of 2004.

        Operating costs for the quarter ended September 30, 2005 increased to $125.4 million from $0.9 million for the quarter ended September 30, 2004. Costs in the third quarter of 2004 primarily related to care and maintenance costs of the Balmat Mine acquired in September 2003 but also included care and maintenance costs of the Gays River property.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended June 30, 2004

        Net income for the nine months ended September 30, 2005 was $41.3 million compared with a loss of $7.1 million for the nine months ended September 30, 2004. Total sales revenue for the nine months ended September 30, 2005 was $479.0 million. The Company had no metal sales in the first nine months of 2004. Operating costs for the nine months ended September 30, 2005 increased to $357.2 million from $2.6 million for the nine months ended September 30, 2004. Costs in the first nine months of 2004 primarily related to care and maintenance of the Balmat and Gays River properties.

Cash Cost per Pound of Zinc Sold

        HudBay's total cash cost net of by-product credits for the quarter ended September 30, 2005 was US$0.15 per pound of zinc sold. The Company had no metal sales in the same quarter of 2004.

Non GAAP Reconciliation of Cash Cost per Pound of Zinc Sold, Net of By-Product Credits

HudBay Minerals Inc.	Three Months Ended March 31, 2005	Three Months Ended June 30, 2005	Three Months Ended Sept 30, 2005	Nine Months Ended Sept 30, 2005
	($000)	($000)	($000)	($000)
Expenses	C$135,049	C$136,726	C$150,140	421,915
Non-cash operating costs
Depreciation and amortization	(12,724)	(13,228)	(13,618)	(39,570)
Stock-based compensation	0	(1,354)	(591)	(1,945)
Accretion and other non-cash	(652)	(649)	(655)	(1,956)
Foreign exchange gain (loss)	250	424	(2,850)	(2,176)

	121,923	121,919	132,426	376,268
Less: By-product credits(1)	(106,263)	(111,408)	(120,812)	(338,483)

Cash cost net of by-products	C$15,660	C$10,511	C$11,614	C$37,785
Exchange rate (C$/US$)(2)	1.227	1.244	1.200	1.223

Cash cost net of by-products	US$12,763	US$8,449	US$9,682	US$30,894
Zinc sales (000 lbs)	59,739	62,754	65,015	187,508
Cash cost per pound of zinc, net of by-product credits	US$0.21	US$0.13	US$0.15	US$0.16

Exploration cost per pound	—	US$0.04	US$0.05	US$0.03

Cash cost per pound of zinc, net of by-product credits and excluding exploration	US$0.21	US$0.09	US$0.10	US$0.13

(1)
By-product credits include revenues from sale of copper, gold, silver, the premium on zinc oxide sales and the Company's proportionate share of by-product sales by its marketing joint venture.

(2)
Weighted average exchange rate for sales during the period.

The above table shows a US 2.0 cent per pound net increase in the cash cost per pound of zinc for the quarter ended September 30, 2005 compared to the quarter ended June 30, 2005. The change is comprised of favourable variances of approximately US 0.4 cents from additional sales volume, and US 18.8 cents from increased by-product credits. Unfavourable variances include approximately US 15.4 cents increase in copper concentrate purchases, a US 2.4 cent net increase in all other operating costs, and a US 3.4 cent exchange impact on Canadian dollar costs.

The calculation of cash cost per pound of zinc is strongly influenced by by-product metal prices, which may fluctuate going forward.

In the future, the Company will report the cash cost per pound of zinc excluding exploration costs as these are not deemed to be a current cash cost of producing zinc.

Operating Costs

		Quarter Ended Mar 31, 2005	Quarter Ended June 30, 2005	Quarter Ended Sept 30, 2005	Nine Months Ended Sept 30, 2005
Mines
Trout Lake	$/tonne	36.39	31.49	34.81	34.20
Konuto	$/tonne	40.32	34.81	31.94	35.74
777	$/tonne	42.20	36.07	32.33	36.47
Chisel North	$/tonne	36.28	37.56	47.62	40.56

Total mines	$/tonne	39.16	34.55	35.09	36.16
Concentrators
Flin Flon	$/tonne	8.21	7.68	7.88	7.92
Snow Lake	$/tonne	16.51	17.30	15.82	16.53
Metallurgical Plants
Zinc Plant	$/lb Zn	0.25	0.25	0.28	0.26
Copper Smelter	$/lb Cu	0.24	0.24	0.26	0.25
Non-Gaap Reconciliation of Operating Expenses ($000):
Mines:
Trout Lake	C$000	7,754	6,926	7,338	22,018
Konuto		3,510	3,132	2,648	9,290
777		10,136	9,488	9,029	28,653
Chisel North		3,141	3,084	4,147	10,372
Concentrators:
Flin Flon		4,538	4,290	4,605	13,433
Snow Lake		1,414	1,375	1,322	4,111
Metallurgical Plants:
Zinc Plant		16,015	16,005	15,646	47,666
Copper Smelter		10,770	11,226	11,970	33,966
Other:
Purchased Concentrate Treated		34,555	32,747	43,606	110,908
Anode Freight & Refining		6,313	5,931	5,713	17,957
Services & Administration		6,059	6,186	7,024	19,269
Care & Maintenance		820	1,122	878	2,820
Zochem (excluding zinc purchases from HBMS)		4,131	4,279	3,081	11,491
Other(1)		8,557	8,319	8,359	25,235

Total Operating Expenses, per financials		117,713	114,110	125,366	357,189

(1)
Includes profit sharing, changes in domestic inventory, share of CMM, and miscellaneous minor provisions.

Cash Flows, Liquidity, and Capital Resources

        The following table summarizes our cash flows for the three and nine month periods ended September 30, 2005, and 2004:

	Three months ended			Nine months ended September 30
	Sep 30 2005	June 30 2005	Sep 30 2004(1)(2)
				2005	2004(1)(2)
	($000s)	($000s)	($000s)	($000s)	($000s)
Operating activities
Earnings (loss) for the period	23,405	8,691	(3,281)	41,277	(7,062)
Items not affecting cash	9,758	24,160	1,184	49,545	1,434
Net change in non-cash items	(11,349)	5,157	1,144	(3,114)	1,028

Cash generated by (required for) operating activities	21,814	38,008	(953)	87,708	(4,600)
Cash generated by (required for) investing activities	(15,341)	(18,313)	35	(37,952)	(2,415)
Cash generated by financing activities	201	6,099	778	15,368	7,852
Foreign exchange loss on cash held in foreign currency	(4,761)	720	—	(3,797)	—

Increase in cash and short term deposits	1,913	26,514	(139)	61,327	838

(1)
Excludes results of HBMS.

(2)
Restated to give effect to change in accounting policy relating to expensing of exploration costs, consistent with HBMS practice, and to retroactively adopt recommendations under Section 3110, Asset Retirement Obligations.

        With the exception of ten days in December 2004, HudBay had no production and was essentially a development stage enterprise. As such, discussion and analysis of 2005 compared to 2004 has been limited, and additionally, a comparison of results achieved in the second and third quarters of 2005 has been provided.

Quarter Ended September 30, 2005 Compared to Quarter Ended June 30, 2005

        As of September 30, 2005, HudBay had cash and cash equivalents of $125.9 million compared to $124.0 million as at June 30, 2005. As at September 30, 2005, there were outstanding letters of credit in the amount of $35.2 million. This is unchanged from the letters of credit outstanding as at June 30, 2005.

        Cash flow from operating activities totaled $21.8 million for the quarter ended September 30, 2005 compared to $38.0 million for the quarter ended June 30, 2005. The decrease in cash flow from operations resulted primarily from increased sales of $11.1 million and net miscellaneous items of $0.3 million that were offset by interest payments of $11.5 million on long term debt and $1.2 million on capital leases, a decrease of $10.9 million relating to increased concentrate purchase costs net of changes in accounts payable and accrued liabilities, and an increase of approximately $4 million in prepaid expenses (primarily insurance).

        In the third quarter of 2005, a net total of $15.3 million was required for investing activities, which related largely to mine development and other sustaining capital expenditures at HBMS. This compares to $18.3 million required for investment in development and other sustaining capital in the second quarter of 2005. The decrease in the third quarter relates to a decrease in capital development activity at the Trout Lake and Chisel North mines, which has been offset by additional operating development. As planned, the third quarter decrease in investing activities primarily relates to equipment purchases rescheduled for next quarter.

        Financing activities in the third quarter of 2005 generated $0.2 million which included approximately $1.1 million proceeds from the exercise of warrants, net of a $0.9 million repayment under capital lease obligations. Financing activities in the second quarter of 2005 generated $6.1 million, which included flow through share funding of exploration activities.

        As at September 30, 2005, HudBay had long-term financial debt (excluding the current portion) of $213.4 million compared to $224.1 as at June 30, 2005. The change in the amount outstanding arises from a change in the quarter-end exchange rate used to convert US$ denominated debt. The Company will consider, from time to time, reducing debt through various means including open market purchases of senior secured notes.

        Net cash flow for the quarter ended September 30, 2005 was $1.9 million compared to $26.5 million for the quarter ended June 30, 2005. Decreases in cash flow included $12.0 million interest on long term debt and capital leases, an $8.1 million decrease in financing (primarily relating to the flow through funding done in the second quarter, with none in the third), a $10.9 million decrease relating to increased concentrate purchase costs net of changes in accounts payable and accrued liabilities, a $4.0 million increase in prepaid expenses and other assets (primarily insurance), $1.7 million in reduced copper sales volume (arising from an inventory increase associated with repairs to an anode vessel in the smelter), and $2.6 million in reduced gold sales volume as discussed above. Offsetting increases in cash flow included $8.9 million related to copper price, $2.9 million from reduced capital expenditure, $2.0 million government debt repayment (in previous quarter), and $1.6 million in reduced G&A and other costs.

        New cash requirements for the near term include approximately US$13 million plus adjustments, to be incurred in late 2005 or early 2006, for the purchase of the White Pine Refinery, and an estimated US$20 million for the start-up of the Balmat mine, of which approximately US$10 million is expected to be spent in the first five months of the project.

Quarter Ended September 30, 2005 Compared to Quarter Ended September 30, 2004

        As of September 30, 2005, HudBay had cash and cash equivalents of $125.9 million compared to $3.0 million as at September 30, 2004. As at September 30, 2005, there were outstanding letters of credit in the amount of $35.2 million, secured by an equal amount of cash, while there were no outstanding letters of credit in 2004.

        Cash flow from operations totaled $21.8 million for the quarter ended September 30, 2005. This relates primarily to HBMS operations, which contributed $17.0 million, and compares with $1.0 million cash required for operating activities in the same period in 2004 when the Company incurred a loss of $3.3 million primarily in relation to management fees, mine care and maintenance activities and debenture interest expense.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

        Cash flow from operations totaled $87.7 million for the nine months ended September 30, 2005. This relates primarily to HBMS operations, which contributed $91.1 million, and compares with $4.6 million cash required for operating activities in the same period in 2004 when the Company incurred a loss of $7.1 million primarily in relation to management fees, mine care and maintenance activities and debenture interest expense.

Interim Financial Condition

Financial Condition at September 30, 2005 Compared to Financial Condition as at December 31, 2004

        With the exception of the items discussed below, the financial condition of the Company as at September 30, 2005 is not materially different from that as at December 31, 2004:

•
Cash and cash equivalents at September 30, 2005 increased by $61.3 million compared to December 31, 2004.

•
Restricted cash decreased by $13 million as funds placed in trust for the Provinces of Manitoba and Saskatchewan as financial assurance for the Company's asset retirement obligations were replaced with letters of credit that are also supported by cash in an equivalent amount.

•
Working capital improved by $49.3 million, reflecting the improved cash position net of $13.0 million of restricted cash and routine fluctuations in other working capital items.

•
Common share capital increased by $20.8 million, which included $11.4 million from exercise of warrants and $10.0 million from flow-through shares net of $0.6 million share issue costs.

•
HudBay's contractual obligations at September 30, 2005 are materially unchanged from December 31, 2004 except that, for the mutual benefit of both parties, the evergreen concentrate purchase agreement with Compania Minera Dona Ines de Collahuasi was terminated effective June 30, 2005. Pursuant to the agreement, the Company purchased 40,000 dmt of copper concentrate per year. The termination of the agreement, which would otherwise have expired in 2008, is not expected to impact the Company's ability to obtain copper concentrate for its Flin Flon smelter.

•
In October 2005, the Company announced its intention to acquire 100% ownership of White Pine Copper Refinery Inc., through HBMS, by exercising an option held by its joint venture marketing company Considar Metal Marketing Inc. (CMM). The acquisition is expected to close in late 2005 or early 2006.

•
Pursuant to a previous commitment to exchange HBMS' outstanding 9 5/8% Senior Secured Notes due January 15, 2012 (issued on December 21, 2004 in a private placement), a prospectus was filed in Ontario and a registration statement on Form F-10 (for which that prospectus formed a part) was filed with the SEC. The Form F-10 registration statement registered the exchange of HBMS' outstanding notes for 9 5/8% Senior Secured Exchange Notes due January 15, 2012 under the United States Securities Act of 1933, as amended (the "Securities Act of 1933"). The terms of the exchange notes are identical in all material respects to those of the previously outstanding notes, except that the exchange notes are not subject to the same transfer restrictions. The exchange offer was both commenced and completed during the quarter ended September 30, 2005. 100% of the notes were exchanged.

•
The Company has received a commitment from the Bank of Nova Scotia to establish a revolving credit facility in the total amount of C$50 million. The first $25 million is committed, with the remainder contingent upon meeting certain conditions precedent. The facility is expected to close before the end of the year.

Risk Management

        The Company uses forward exchange or currency collar contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. At September 30, 2005 the Company held US dollar put options giving it the right, but not the obligation, to sell up to US$56.9 million in equal quarterly amounts at $1.20482 per US dollar, from October 2005 and continuing to January 2009.

        From time to time the Company maintains price protection programs and conducts commodity price risk management to reduce risk through the use of financial instruments. Through its joint venture interest in CMM, the Company manages risk associated with forward physical sales that are made on a fixed price basis regarding zinc and zinc oxide and, accordingly, enters into forward zinc purchase contracts. These contracts effectively offset the Company's forward sales price commitments. In the current environment of strong base metal market prices, the Company has benefited from full exposure to metal price movements, and will consider implementing protection to limit the effects of future price changes.

Closure and Environmental Reclamation Provisions

        HBMS has completed an evaluation of the closure and reclamation plans for its Manitoba and Saskatchewan operations and substantially completed a review of other potential environmental costs to a feasibility level of accuracy. The closure plans have been updated and completed to the feasibility level of accuracy by a major Canadian environmental engineering firm.

        Based on the results of the evaluations to date, HudBay is satisfied that current financial statement provisions for closure and environmental reclamation obligations in Manitoba, Saskatchewan and elsewhere, are adequate and appropriate. The HudBay financial statement provision for closure and environmental reclamation has not been audited by external auditors and may also be modified based on comments yet to be received from the governments of Manitoba and Saskatchewan. Accordingly changes to the provision may be necessary.

Balmat

        Through its wholly owned subsidiary, St. Lawrence Zinc Company, LLC ("SLZ"), the Company expects to reopen the Balmat No 4 Zinc Mine (the Mine) in the Balmat zinc mining district of New York state.

        The Mine has been maintained to a high standard, during care and maintenance, since 2001. The Mine includes a 3,200 ft. deep shaft, underground development to five ore zones and extensive mining equipment as well as a 5,000 ton per day concentrator. SLZ also owns approximately 52,000 acres of exploration land in the Balmat district.

        Based on mineral reserves, resources and a planned increase to resources from an underground exploration program, the mine life will be approximately eight years and have a capital cost of approximately US$20 million. First ore production is planned within five months building to full production of an estimated 635,000 tons per annum, within 35 months. Operating costs including concentrate treatment are expected to be US$0.40 per lb. of zinc while total costs including capital is expected to be US$0.48 per lb. of zinc over the mine life and based on a zinc price of US$0.56 per lb. for three years and US$0.50 per lb. thereafter produce a greater than 20% IRR after tax.

        At November 1, 2005, HudBay recalculated the Mine's mineral reserves and resources in compliance with National Instrument 43 - 101 based on high grade selective mining. The mineral reserves are estimated at 1,858,532 tons at 11.2% zinc and mineral resources at 1,387,249 tons at 12.9% zinc. These results have been prepared under the guidance of Kim J. Lau, B.Sc., P. Geo., a Senior Mineral Resource Analyst of HudBay's wholly-owned subsidiary Hudson Bay Mining and Smelting Co., Limited (HBMS) and Gary M. Allen, M. Eng., P. Eng., employed as Manager Mines Technical Services by HBMS. Both Ms. Lau and Mr. Allen are designated as Qualified Persons with the ability and authority to verify the authenticity and validity of this data.

        At full production, the Mine will produce approximately 60,000 tons of zinc metal in concentrates which are planned to be processed at the Canadian Electrolytic Refinery in Valleyfield, Quebec with an option for up to 40% of the concentrate to be treated at HudBay's zinc plant in Flin Flon.

HBMS Production

        A summary of production statistics for the third quarter of 2005, as well as year-to-date data, together with comparative information for 2004 is shown in the following table:

Third Quarter Results

		Three months ended			Nine months ended Sep 30
		Sep 30	June 30	Sep 30
		2005	2005	2004	2005	2004
Mines:
Trout Lake:	Tonnes	210,802	219,913	239,340	643,769	689,467
Copper	%	1.29	1.19	1.54	1.25	1.50
Zinc	%	5.70	6.51	4.65	6.20	5.08
Gold	g/tonne	1.57	1.43	1.48	1.52	1.46
Silver	g/tonne	14.63	14.46	13.62	15.01	12.88
Konuto:	Tonnes	82,895	89,986	84,453	259,943	252,277
Copper	%	3.35	4.47	3.34	4.02	4.11
Zinc	%	2.07	1.66	1.84	1.70	2.06
Gold	g/tonne	1.33	1.84	2.01	1.64	1.99
Silver	g/tonne	8.32	9.28	8.70	8.71	9.58
7 7 7:	Tonnes	279,258	263,078	246,375	785,584	730,200
Copper	%	2.28	2.16	2.56	2.22	3.01
Zinc	%	4.34	4.54	5.20	4.22	4.59
Gold	g/tonne	2.18	2.29	2.45	2.12	2.34
Silver	g/tonne	23.93	25.93	25.37	23.56	23.77
Chisel North:	Tonnes	87,090	82,100	79,846	255,735	244,695
Copper	%	0.21	0.22	0.15	0.19	0.15
Zinc	%	8.31	9.08	9.52	9.01	10.36
Gold	g/tonne	0.45	0.77	0.35	0.63	0.52
Silver	g/tonne	21.15	36.20	21.85	27.11	27.17
Total Mines:	Tonnes	660,044	655,077	650,014	1,945,032	1,916,640
Copper	%	1.83	1.91	1.99	1.88	2.25
Zinc	%	5.01	5.37	5.09	5.17	5.17
Gold	g/tonne	1.65	1.75	1.78	1.66	1.75
Silver	g/tonne	18.63	21.08	18.44	19.21	18.42

Third Quarter Results

		Three months ended			Nine months ended
		Sep 30	June 30	Sep 30	Sep 30	Sep 30
		2005	2005	2004	2005	2004
Concentrators:
Flin Flon Concentrator:	tonnes	584,362	558,919	566,324	1,696,110	1,626,176
Copper	%	2.13	2.10	2.33	2.11	2.54
Zinc	%	4.44	4.85	4.53	4.60	4.44
Gold	g/tonne	1.85	1.87	1.99	1.81	1.92
Silver	g/tonne	18.19	18.42	17.88	17.86	17.28
Copper Concentrate Produced	tonnes	48,763	44,957	50,507	139,386	161,880
Grade	% Cu	23.94	24.27	24.21	23.76	23.79
Zinc Concentrate Produced	tonnes	42,488	44,366	40,632	126,302	112,977
Grade	% Zn	51.40	52.10	50.86	51.31	50.31
Copper recovery to Cu Conc	%	93.7	92.9	92.7	92.5	93.3
Gold recovery to Cu Conc	%	71.8	78.3	65.2	75.7	66.6
Silver recovery to Cu Conc	%	64.6	66.6	66.4	66.4	65.4
Zn recovery to Zn Conc	%	84.1	85.3	80.6	83.0	78.8
Snow Lake Concentrator:	tonnes	83,570	79,496	84,805	248,698	242,273
Zinc	%	8.26	9.09	9.63	9.00	10.36
Zinc Concentrate Produced	tonnes	13,058	13,643	15,480	42,528	47,393
Grade	% Zn	51.25	51.68	51.40	51.26	51.53
Zn recovery to Zn Conc	%	96.9	97.5	97.4	97.4	97.3

Third Quarter Results

		Three months ending			Nine months ending
		Sep 30	June 30	Sep 30	Sep 30	Sep 30
		2005	2005	2004	2005	2004
Smelter:
Copper Concentrate Treated:
Domestic	tonnes	49,780	53,038	35,894	151,170	130,281
Purchased	tonnes	28,212	26,057	15,023	83,108	70,497

Total	tonnes	77,992	79,095	50,917	234,278	200,778
Zinc Plant:
Zinc Concentrate Treated:
Domestic	tonnes	51,339	58,105	58,306	168,254	162,777
Purchased	tonnes	0	0	0	0	3,488

Total	tonnes	51,339	58,105	58,306	168,254	166,265
Metal Produced:
From HBMS Mines:
Copper	tonnes	11,538	12,407	8,801	35,356	31,095
Zinc	tonnes	25,733	29,162	29,146	84,072	80,080
Gold	oz	22,759	27,177	16,018	75,133	51,391
Silver	oz	205,144	232,797	145,944	652,551	456,118
From Purchased Concentrates:
Copper	tonnes	9,182	8,652	5,300	27,121	23,890
Zinc	tonnes	43	26	1	95	1,791
Gold	oz	441	363	282	1,381	995
Silver	oz	126,685	106,201	62,633	356,571	282,023
Total Metal Produced:
Copper	tonnes	20,720	21,060	14,101	62,477	54,985
Zinc	tonnes	25,775	29,188	29,147	84,168	81,871
Gold	oz	23,200	27,540	16,300	76,514	52,386
Silver	oz	331,829	338,998	208,577	1,009,122	738,141
HBMS Metal Sold:
Copper	tonnes	19,800	20,200	13,300	60,400	53,100
Zinc, Incl sales to Zochem	tonnes	29,500	28,500	28,800	85,100	83,800
Gold	oz	21,800	26,500	15,300	73,700	50,200
Silver	oz	309,500	322,200	193,000	963,400	700,900

HudBay Minerals Inc. Consolidated Balance Sheet As at September 30, 2005 and December 31, 2004 (expressed in thousands of Canadian dollars)

	September 30, 2005 (unaudited)	December 31, 2004
Assets
Current assets
Cash and cash equivalents (note 9a)	$125,880	$64,553
Accounts receivable	71,147	73,210
Inventories	90,937	100,282
Prepaid expenses and other assets	9,458	3,496
Current portion of fair value of derivatives	2,886	3,418
Future income taxes	12,900	12,900

	313,208	257,859
Investments	463	463
Property, plant and equipment (note 4)	370,078	358,662
Deferred financing costs and intangible assets	8,890	10,152
Restricted cash	—	13,000
Environmental deposits	1,755	1,789
Fair value of derivatives	372	772

	694,766	642,697

Liabilities
Current liabilities
Accounts payable	61,679	64,669
Accrued liabilities	26,156	26,548
Interest payable on long-term debt	4,080	563
Current portion of obligations under capital leases	3,774	3,338
Current portion of long-term debt	4,000	2,000
Current portion of pension obligation	16,042	12,650
Current portion of other employee future benefits	2,106	2,012

	117,837	111,780
Obligations under capital leases	9,987	11,719
Debt obligations (note 9a)	213,379	223,529
Pension obligation	49,925	57,437
Other employee future benefits	60,172	57,929
Asset retirement obligation	28,503	27,120
Other non-current liabilities	—	417

	479,803	489,931

Shareholders' equity
Common shares (note 5a)	141,368	120,138
Warrants (note 5b)	31,723	35,850
Contributed surplus (see note 5c)	7,144	3,288
Cumulative translation adjustments	(63)	(24)
Retained earnings (deficit)	34,791	(6,486)

	214,963	152,766

	$694,766	$642,697

Hudbay Minerals Inc. Consolidated Statement of Operations For the periods ended September 30, 2005 and 2004 (expressed in thousands of Canadian dollars except share and per share amounts) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Sales	$169,264	$—	$478,977	$—

Expenses
Operating	125,366	872	357,189	2,586
General and administrative	3,130	1,061	11,364	1,978
Stock-based compensation (note 5c)	591	484	1,945	644
Depreciation and amortization	13,618	40	39,570	115
Accretion	655	41	1,956	53
Exploration	3,930	417	7,715	1,315
Foreign exchange loss	2,850	—	2,176	—

	150,140	2,915	421,915	6,691

Operating earnings (loss)	19,124	(2,915)	57,062	(6,691)
Other income	1,243	5	2,348	19
Amortization of deferred financing costs	(353)	—	(1,060)	—
Foreign exchange gain (loss) on long-term debt	10,973	(146)	6,878	(64)
Gain on derivative instruments	1,544	—	2,089	—
Interest expense	(5,375)	(225)	(16,763)	(723)

Earnings (loss) before taxes	27,156	(3,281)	50,554	(7,459)
Taxes (recovery)	3,751	—	9,277	(397)

Earnings (loss) for the period	$23,405	$(3,281)	$41,277	$(7,062)

Earnings (loss) per share
Basic	$.28	$(.48)	$.51	$(1.10)
Diluted (note 5d)	$.28	note 5d	$.51	note 5d
Weighted average number of commons shares outstanding
Basic	83,782,135	6,881,816	81,020,128	6,431,090
Diluted (note 5d)	84,064,498	note 5d	81,495,026	note 5d

Hudbay Minerals Inc. Consolidated Statement of Retained Earnings (Deficit) For the periods ended September 30, 2005 and 2004 (expressed in thousands of Canadian dollars) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Retained earnings (deficit) — beginning of period
As previously stated	$11,386	$(21,979)	$(6,486)	$(19,096)
Changes in accounting policies
Exploration	—	(1,487)	—	(589)

As restated	11,386	(23,466)	(6,486)	(19,685)
Earnings (loss) for the period	23,405	(3,281)	41,277	(7,062)

Retained earnings (deficit) — end of period	$34,791	$(26,747)	$34,791	$(26,747)

Hudbay Minerals Inc. Consolidated Statement of Cash Flow (expressed in thousands of Canadian dollars) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Cash generated (utilized) by:
Operating activities
Earnings (loss) for the period	$23,405	$(3,281)	$41,277	$(7,062)
Items not affecting cash
Depreciation and amortization	13,618	40	39,570	115
Accretion of debt component of convertible debentures	—	156	—	489
Accretion on asset retirement obligation	655	41	1,956	53
Non-cash interest	225	—	727	—
Future income taxes	3,225	—	8,695	(397)
Unrealized portion of change in fair value of derivative	(699)	—	932	—
Amortization of deferred financing charges	354	499	1,061	499
Stock-based compensation	591	484	1,945	644
Unrealized foreign exchange gain on debt	(10,972)	32	(6,877)	32
Unrealized foreign exchange loss on cash held in foreign currency	4,761	—	3,797	—
Net change in other non-cash operating items	(2,000)	(67)	(2,261)	—

	33,163	(2,096)	90,822	(5,627)
Net change in non-cash working capital items (note 9c)	(11,349)	1,144	(3,114)	1,028

	21,814	(952)	87,708	(4,599)

Investing activities
Increase in environmental deposits	55	45	34	(284)
Decrease (increase) in restricted cash	—	—	13,000	—
Property, plant and equipment expenditures	(15,396)	(10)	(50,986)	(2,131)

	(15,341)	35	(37,952)	(2,415)

Financing activities
Financing and acquisition costs	—	(529)	(350)	(1,306)
Decrease in debenture subscription receivable	—	—	—	2,000
Issuance of common shares	—	—	—	600
Proceeds on exercise of stock options	—	—	—	64
Proceeds on exercise of warrants	—	—	—	104
Repayments of obligations under capital lease	(912)	—	(1,296)	—
Repayment of debt obligations	—	—	(2,000)	—
Issuance of shares and warrants	1,113	1,307	19,014	6,390

	201	778	15,368	7,852

Unrealized foreign exchange loss on cash held in foreign currency	(4,761)	—	(3,797)	—

Change in cash and cash equivalents	1,913	(139)	61,327	838
Cash and cash equivalents — beginning of period	123,967	3,091	64,553	2,114

Cash and cash equivalents — end of period	125,880	2,952	125,880	2,952

About HudBay Minerals Inc.

        HudBay Minerals Inc. is an integrated mining and metal producing company that operates mines and concentrators in northern Manitoba and Saskatchewan and a metal processing complex in Flin Flon, Manitoba. The company also operates a zinc oxide production facility in Brampton, Ontario and the former producing mines of Balmat in New York State and Gays River in Nova Scotia that are being evaluated for re-opening.

Unless the context otherwise suggests, references to "we", "us", "our" and similar terms, as well as references to the "Company", refer to HudBay Minerals Inc. All figures are in Canadian dollars unless otherwise noted

This press release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the Company's future plans and objectives are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in documents that we have filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

Certain items of financial information in this press release, including unit operating expenses, and cash cost per pound of zinc, net of by-product credits are furnished to provide additional information and are non-GAAP measures. As non-GAAP measures they do not have standardized meanings nor are they necessarily comparable with similar measures presented by other companies. These measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. These measures are intended to provide investors with information about the cash generating capabilities of the Company's operations. HudBay uses this information for the same purpose. Mining operations are capital intensive. These measures exclude capital expenditures. Capital expenditures are discussed throughout the press release and the unaudited consolidated financial statements.

For further information:

Peter Jones
President & CEO
Tel: (204) 949-4261
peter.jones@hbms.ca

www.hudbayminerals.com